EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of Securities

ST HELIER, Jersey, Oct. 01, 2024 (GLOBE NEWSWIRE) -- Further to the announcement made by Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL; VFEX: CMCL) (“the Company” or “Caledonia”) on April 10, 2024 relating to the issue of awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”), Caledonia announces that an award of Restricted Share Units made to James Mufara, the Chief Operations Officer, vested on September 30, 2024.

A total of 14,694 common shares of no par value in the Company are being issued, in the form of depositary interests in respect of such shares, pursuant to the vesting of such award. Mr Mufara’s resulting interest in the share capital of the Company, following issue of such shares, will be 0.076%.

Further details of the issue of securities are set out in the notification below.

Application has been made by Caledonia for the admission of depositary interests representing the issued shares to trading on AIM and it is anticipated that trading in such securities will commence on or about October 4, 2024. Following issue of the shares, the Company will have a total number of shares in issue of 19,214,554 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	James Mufara
2	Reason for the notification
a)	Position/status	Chief Operations Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$15.02	14,694

d)	Aggregated information - Aggregated volume - Price	14,694 US$15.02
e)	Date of the transaction	September 30, 2024
f)	Place of the transaction	AIM of the London Stock Exchange plc